SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                           NYNEX CABLECOMMS GROUP PLC
                          NYNEX CABLECOMMS GROUP INC.
                                (Name of issuer)


            ORDINARY SHARES (par value 10 pence per share) of NYNEX
             CABLECOMMS GROUP PLC and COMMON STOCK (par value $.01
                   per share) of NYNEX CABLECOMMS GROUP INC.*
                         (Title of class of securities)


                               ADS # 670764 10 9
                                 (CUSIP number)


                                ---------------

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

-----------------------
* Each Ordinary Share of NYNEX CableComms Group PLC is paired with a share of Common Stock of NYNEX CableComms Group Inc. to form a Unit ("Unit"). American Depositary Shares ("ADS"), each representing ten Units, trade in the United States on the Nasdaq National Market.

                              (Page 1 of 4 Pages)

CUSIP No. 670764 10 9 (for ADS)

---------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

         NYNEX CORPORATION
         13-3180909
---------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)/ /
                                                                        (b)/ /
---------------------------------------------------------------------------
3.       SEC USE ONLY
---------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, U.S.A.
---------------------------------------------------------------------------
                  5.  SOLE VOTING POWER         620,000,000
  NUMBER OF
   SHARES      ------------------------------------------------------------
 BENEFICIALLY     6.  SHARED VOTING POWER       0
   OWNED BY    ------------------------------------------------------------
     EACH         7.  SOLE DISPOSITIVE POWER    620,000,000
   REPORTING
 PERSON WITH   ------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER  0
---------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         620,000,000 UNITS
---------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
---------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         67.0%
---------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         HC
---------------------------------------------------------------------------

                              (Page 1 of 4 Pages)

ITEM 1.
------

         (a)      Name of Issuer:               NYNEX CableComms Group PLC
                                                NYNEX CableComms Group Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  The Tolworth Tower
                  Ewell Road, Surbiton
                  Surrey KT6 7ED England

ITEM 2.
------

         (a)  Name of Persons Filing:  NYNEX Corporation

         (b)      Address of Principal Business Office or, if none, Residence:

                  1095 Avenue of the Americas
                  New York, NY  10036

         (c)  Citizenship:  Delaware, U.S.A.

         (d)  Title of Class of Securities:  Ordinary Shares (of NYNEX
                                             CableComms Group PLC) and Common
                                             Stock (of NYNEX CableComms Group
                                             Inc.)*

         (e)  CUSIP Number:  ADS # 670764 10 9

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), ------ check whether the person filing is a:

         Not Applicable


ITEM 4.  Ownership
------

         (a)  Amount Beneficially Owned:  620,000,000 Units

         (b)  Percent of Class:  67.0%

         (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote  620,000,000

                  (ii) shared power to vote or to direct the vote  0

--------------------
* Each Ordinary Share of NYNEX CableComms Group PLC is paired with a share of Common Stock of NYNEX CableComms Group Inc. to form a Unit ("Unit"). American Depositary Shares ("ADS"), each representing ten Units, trade in the United States on the Nasdaq National Market.

                              (Page 2 of 4 Pages)

                  (iii) sole power to dispose or to direct the
                        disposition of:  620,000,000

                  (iv)  shared power to dispose or to direct the
                        disposition of:  0


ITEM 5.  Ownership Of Five Percent Or Less Of A Class
------

         Not Applicable


ITEM 6.  Ownership Of More Than Five Percent On Behalf Of Another Person
------

         Not Applicable


ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
------   the Security Being Reported on By the Parent Holding Company

         Attached hereto as Exhibit 1 is a description of the ownership structure of the Units and the identity of each subsidiary in the chain of ownership.


ITEM 8.  Identification and Classification of Members of the Group
------

         Not Applicable


ITEM 9.  Notice of Dissolution of Group
------

         Not Applicable


ITEM 10.  Certification
------

         Not Applicable

                              (Page 3 of 4 Pages)

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1996


NYNEX Corporation


By s/Morrison DeS. Webb
   Name:  Morrison DeS. Webb
   Title:  Executive Vice President,
           General Counsel, and Secretary

                              (Page 4 of 4 Pages)